SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2007

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2007, incorporated by reference herein:

Exhibit

99.1   Release dated May 10, 2007, entitled "DISPOSAL BY EMPEROR MINES LIMITED ("EMPEROR") OF ITS INTEREST IN THE PORGERA GOLD MINE JOINT VENTURE ("THE PJV") AND EXTENSION OF CAUTIONARY".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 11, 2007

By: /s/ Themba Gwebu

Name: Themba Gwebu

Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ARBN: 086 277 616

JSE trading symbol: DRD

ISIN: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")

DISPOSAL BY EMPEROR MINES LIMITED ("EMPEROR") OF ITS INTEREST IN THE PORGERA GOLD MINE JOINT VENTURE ("THE PJV") AND EXTENSION OF CAUTIONARY

INTRODUCTION

Further to the cautionary announcement dated 12 February 2007 and various other announcements respectively dated 1 February 2007, 6 March 2007 and 23 March 2007 relating to the restructuring of DRDGOLD's off-shore interests, on 12 April 2007 the company announced that Emperor (the company's 78.72%-held, Australian-listed subsidiary) had entered into an agreement relating to the disposal of its 20% interest in the PJV ("the PJV interest") ("the disposal"). The PJV interest is held through DRD (Porgera) Limited ("DRD Porgera") of Papua New Guinea, a wholly-owned subsidiary of DRD (Isle of Man) Limited, in turn a wholly-owned subsidiary of Emperor. This announcement should be read in conjunction with the previous announcements.

TERMS OF THE DISPOSAL

DRD (Porgera) will dispose of the PJV interest to Barrick (Niugini) Limited ("Barrick (Niugini)") of Papua New Guinea (a wholly-owned subsidiary of Barrick Gold Corporation of Canada ("Barrick")), for a consideration of US$250 million plus an additional adjustment amount, to be paid in cash. The adjustment amount is equal to US$37,671 for each day from the effective date of the disposal, being 1 April 2007, ("the effective date") through to the date of completion. Completion is expected to occur within four months from the effective date, subject to the timing of the receipt of the relevant regulatory approvals.

As part of the disposal, Barrick has been granted an option to subscribe for 153,325,943 shares in Emperor ("the option"). The option is exercisable at any time within ten days of the Emperor shareholders' meeting to approve the disposal, with a subscription price determined by the volume weighted average price of Emperor shares over the prior five trading days.

RATIONALE FOR THE DISPOSAL AND APPLICATION OF PROCEEDS

The disposal is in line with the restructuring plan for the Emperor operations.

The proceeds from the disposal will be used to settle Emperor's outstanding debt obligations. This will return Emperor to a positive cash position.

NATURE OF BUSINESS OF THE PJV

The PJV owns the Porgera gold mine which is located in Enga Province in the highlands of Papua New Guinea, some 600km north west of the capital, Port Moresby. The Barrick group is the majority shareholder in the PJV and has operating rights over the mine. The PJV attributable gold production for the quarter ended 31 March 2007 was 214 000t at a recovered grade of 2.69g/t, producing 18 526 ounces at a cash operating cost of US$597/ounce. As at December 2006, the PJV had an estimated amount of 9 405 000 ounces of proven and probable reserves and in addition 3 576 000 ounces of resources.

PRO FORMA FINANCIAL EFFECTS

The pro forma financial effects set out below have been prepared to assist shareholders in assessing the impact of the disposal on the earnings per ordinary share and headline earnings per ordinary share of DRDGOLD for the six months ended 31 December 2006 and the net asset value ("NAV") and net tangible asset value ("NTAV") per ordinary share at that date. These pro forma financial effects have been prepared in terms of the JSE Limited Listings Requirements ("the Listings Requirements") for illustrative purposes only in order to provide information on how the disposal might have affected the results, changes in equity and financial position of DRDGOLD and, because of their nature, may not give a true reflection of the actual financial effects of the disposal. The directors are responsible for the preparation of the pro forma financial effects.

	Before the disposal	After the disposal	Change
	(cents)	(cents)	(%)
(Loss)/profit per ordinary share for continuing operations	(22.1)	226.1	1 123
Headline loss per ordinary share for continuing operations	(24.5)	(135.0)	(451)
NAV per ordinary share	23.0	246.8	973
NTAV per ordinary share	23.0	246.8	973
Weighted average number of ordinary shares in issue for the period ended 31 December 2006	325 172 488	325 172 488	-
Number of ordinary shares in issue at 31 December 2006	334 823 654	334 823 654	-

Notes:

1. The loss and headline loss per ordinary share for continuing operations, as set out in the "Before the disposal" column of the table, are based on the unaudited financial results of DRDGOLD for the six months ended 31 December 2006.

2. The profit and headline loss per ordinary share for continuing operations for the six months ended 31 December 2006, as set out in the "After the disposal" column of the table, are based on the following assumptions:

a) the disposal was effective on 1 July 2006;

b) a portion of the proceeds from the disposal was immediately applied to settle Emperor's debt obligations to Australia and New Zealand Banking Group Limited ("ANZ Bank");

c) the cash received by Emperor, less the ANZ Bank debt settlement, earned interest for the period at the rate of 6% per annum;

d) taxation of 30% (being the Australian taxation rate) was calculated on the interest earned; and

e) a Papua New Guinea withholding tax at the rate of 10% was applied on the retained earnings of DRD (Porgera).

3. The NAV and NTAV per ordinary share, as set out in the "Before the disposal" column of the table, are based on the unaudited balance sheet of DRDGOLD at 31 December 2006.

4. The NAV and NTAV per ordinary share, as set out in the "After the disposal" column of the table, are based on the assumption that the disposal was effective on 31 December 2006.

The pro forma financial information included in this announcement does not purport to be in compliance with Regulation S-X of the rules and regulations of the United States Securities Exchange Commission.

CONDITIONS PRECEDENT

The disposal is subject to, inter alia, the fulfilment or waiver (where possible) of the following conditions precedent:

- the passing and, where necessary, registration of all such shareholder resolutions of DRDGOLD and Emperor as may be necessary to implement the disposal;
- the approval of ANZ Bank;
- the waiver by Mineral Resources Enga Limited ("MRE") of Papua New Guinea, which holds a 5% interest in the PJV, of its pre-emptive rights over the PJV interest. (If MRE elects to exercise its pre-emptive rights, Emperor will proceed to complete the sale of the PJV interest to both Barrick (Niugini) and MRE in accordance with the PJV pre-emptive rights process); and
- the requisite approvals of all relevant regulatory and statutory bodies in South Africa and Papua New Guinea including the JSE Limited ("the JSE") and the South African Reserve Bank as well as the Bank of Papua New Guinea and the Papua New Guinea Mining Advisory Council.

DOCUMENTATION

The Securities Regulation Panel has ruled that Section 228 of the South African Companies Act, 1973 (Act 61 of 1973), as amended, should not apply to the disposal as it does not constitute an affected transaction at the DRDGOLD level. However, the disposal is classified as a Category 1 transaction in terms of the Listings Requirements and the company must therefore obtain the approval of its shareholders in general meeting. A circular, which is subject to approval by the JSE, will therefore be posted to DRDGOLD shareholders within 28 days of this announcement or so soon thereafter as is practicable.

EXTENSION OF CAUTIONARY

Further to the latest cautionary announcement dated 12 April 2007, shareholders are advised that negotiations are still in progress relating to the further restructuring of DRDGOLD's non-South African interests which, if successfully concluded, may have a material effect on the price of the company's ordinary shares. Accordingly, shareholders are advised to continue exercising caution when dealing in the company's ordinary shares until a full announcement is made.

10 May 2007

Corporate adviser
QuestCo (Pty) Limited

Sponsor
Standard Bank

Attorneys

Feinsteins

(Levy, Feinsteins & Associates Incorporated - Reg No
1995/001716/21)